Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business/Financial Editors:
            Jaguar Mining Reports Q3 2009 Earnings

            <<
            Net Income of $0.09/share and Operating Cash Flow of $12.9 Million, Core
            Mines on Plan

            JAG - TSX/NYSE
            >>

            CONCORD, NH, Nov. 9 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the
"Company") (JAG: TSX/NYSE, JAG.NT: TSX) reports its financial and operational results for the period ended September 30, 2009. All figures are in U.S.
dollars.

            <<
            Q3 2009 Highlights

            -   Q3 2009 net income of $6.9 million or $0.09 per basic and fully diluted share compared to a net loss of $1.3 million or ($0.02) per basic and fully diluted share in Q3 2008. Net income for Q3 2009 benefitted from a 21% increase in the number of ounces of gold sold during the quarter, a 10% increase in average gold price realizations and foreign exchange gains attributable to the Company's treasury management program.

            -   Q3 2009 gold sales rose to 36,314 ounces at an average price of $969 per ounce yielding revenue of $35.2 million compared to Q3 2008 gold sales of 29,926 ounces at an average price of $862 per ounce and revenue of $25.8 million. This represents a 36% increase in gold sales revenue.

            -   Q3 2009 gold production totaled 41,585 ounces at an average cash operating cost of $451 per ounce compared to 34,935 ounces at an average cash operating cost of $461 per ounce during the same period last year, a production increase of 19% (see Non-GAAP Performance
                Measures).

            -   Q3 2009 gross profit increased to $11.8 million from $6.9 million in
                Q3 2008, a gross profit increase of 71%.

            -   Q3 2009 cash provided by operating activities totaled $12.9 million compared to $7.6 million in Q3 2008.

            -   Jaguar invested $32.9 million in growth projects in Q3 2009, up 66%
                from the $19.8 million invested in Q3 2008.

            -   In September, the Company completed the construction of the Phase I expansion at Turmalina to boost annual gold production capacity from
                80,000 ounces per year to 100,000 ounces per year.

            -   As of September 30, 2009 the Company held cash, cash equivalents and short-term investments of approximately $231.2 million.
            >>

            Commenting on the Q3 2009 results, Daniel R. Titcomb, Jaguar's President and CEO stated, "During the third quarter our management team delivered solid operating results at the same time we continued to expand production capacity and develop a third major project. With our core operating assets meeting production targets and cost objectives, and the progress on the build-out of
Caete on-plan, our ability to generate positive cash flow to fund our plan to reach a mid-tier gold producer in 2011 remains on-track. As we detailed in our
MD&A and will discuss further on our earnings conference call, in the local currency we continue to drive our costs significantly lower."
            Mr. Titcomb added, "Our recent announcement concerning the acquisition of the Gurupi property in Northern Brazil underscores our Board's confidence in our outstanding management team in Brazil to further capitalize on growth opportunities. In December 2009, a new resource model will be completed and in early-2010 we plan to complete the updated feasibility study on the project.
The completion of the technical programs should lead to an even stronger growth plan, positioning Jaguar as one of the largest gold producers in
Brazil."

            <<
            Y-T-D 2009 Highlights

            -   For the nine months ended September 30, 2009 net income of $21.4 million or $0.29 per basic share and $0.28 per fully diluted share compared to a net loss of $0.8 million or ($0.01) per basic and fully diluted share for the same period in 2008. Net income during the first nine months of 2009 benefitted from a 46% increase in the number of ounces of gold sold during the quarter as well as foreign exchange gains.

            -   Year-to-date 2009 gold sales through September 30, 2009 rose to
                107,754 ounces at an average price of $940 per ounce yielding revenue of $101.2 million compared to gold sales of 73,806 ounces at an average price of $891 per ounce and revenue of $65.8 million for the same period in 2008.

            -   Year-to-date 2009 gold production totaled 115,211 ounces of gold at an average cash operating cost of $444 per ounce compared to 77,130 ounces at an average cash operating cost of $450 per ounce during the same period last year (see Non-GAAP Performance Measures).

            -   Gross profit for the nine months ended September 30, 2009 increased to $32.2 million from $20.3 million during the same period in 2008.

            -   Cash provided by operating activities during the first nine months of
                2009 totaled $30.7 million compared to $4.1 million during the first nine months of 2008.

            -   Invested $58.6 million in growth projects during the first nine months of 2009, down from the $75.4 million invested during the same period in 2008.

            -   Achieved underground development targets of 10.7 km for the nine months ended September 30, 2009 and since the inception of the
                Company to nearly 40 km.

            -   Completed the Turmalina expansion on-schedule in September and commissioned the new circuits on October 5, 2009. Remained on-
                schedule for the development of Caete, the Company's third major project.

            -   Raised a net $159.1 million through a private offering of 4.5% senior convertible notes due 2014.

            -   Commenced a consent solicitation to purchase the Company's outstanding 10.5% Secured Notes due March 23, 2012 to eliminate this higher cost debt and regain control of valuable collateral that was pledged in the indenture.

            Summary of Key Operating Results

            The following is a summary of key operating results.

                                  ---------------------------------------------------
                                      Three Months Ended       Nine Months Ended
                                         September 30             September 30
                                  ---------------------------------------------------
                                      2009         2008         2009         2008
                                  ---------------------------------------------------
            (unaudited)
            ($ in 000s, except
            per share amounts)
            Gold sales            $    35,165  $    25,799  $   101,236  $    65,783
            Ounces sold                36,314       29,926      107,754       73,806
            Average sales price
             $/ounce                      969          862          940          891
            Gross profit               11,815        6,901       32,218       20,251
            Net income (loss)           6,906       (1,301)      21,389         (814)
            Basic earnings
             (loss) per share            0.09        (0.02)        0.29        (0.01)
            Diluted earnings
             (loss) per share            0.09        (0.02)        0.28        (0.01)
            Weighted avg. (number sign)
             of shares outstanding
             - basic               78,173,757   64,035,732   74,952,395   62,548,196
            Weighted avg. (number sign)
             of shares outstanding
             - diluted             80,736,853   64,035,732   76,595,985   62,548,196
            >>

            Additional details are available in the Company's filings on SEDAR and
EDGAR, including Management's Discussion and Analysis of Financial Condition
and Results of Operations and Interim Consolidated Financial Statements for
the period ended September 30, 2009.

            Non-GAAP Performance Measures

            The Company has included the non-GAAP performance measures discussed below in this press release. These non-GAAP performance measures do not have any standardized meaning prescribed by Canadian GAAP ("GAAP") and, therefore, may not be comparable to similar measures presented by other companies. The
Company believes that, in addition to conventional measures prepared in accordance with GAAP, these non-GAAP measures provide investors with additional information that will better enable them to evaluate the Company's performance. Accordingly, these Non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.
            The Company has included cash operating cost per tonne processed, cash operating cost per ounce processed and cash operating margin per ounce because it believes these figures are a useful indicator of a mine's performance as they provide: (i) a measure of the mine's cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported
GAAP measures are set out in the following tables.

            <<
                                                           --------------------------
                                                           Three Months  Nine Months
                                                                  Ended        Ended
                                                              September    September
            Cash Operating Margin per oz of gold               30, 2009     30, 2009
                                                           --------------------------
            Average sales price per oz of gold              $       969  $       940
              less
            Cost per oz of gold produced                            451          444
              equals
            Cash operating margin per oz of gold            $       518  $       496

                                                           --------------------------
            Summary of Cash Operating Cost per tonne       Three Months  Nine Months
             processed                                            Ended        Ended
                                                              September    September
                                                               30, 2009     30, 2009
                                                           --------------------------
            Production costs per statement of operations(1) $17,294,000  $50,811,000
            Change in inventory(2)                            1,396,000      (24,000)
            Operational cost of gold produced(3)             18,690,000   50,787,000
              divided by
            Tonnes processed                                    356,000    1,045,000
              equals
            Cost per tonne processed                        $     52.50  $     48.60

                                                           --------------------------
            Turmalina Cash Operating Cost per tonne        Three Months  Nine Months
             processed                                            Ended        Ended
                                                              September    September
                                                               30, 2009     30, 2009
                                                           --------------------------
            Production costs                                $ 8,386,000  $23,733,000
            Change in inventory(2)                              762,000       35,000
            Operational cost of gold produced(3)              9,148,000   23,768,000
              divided by
            Tonnes processed                                    154,000      409,000
              equals
            Cost per tonne processed                        $     59.40  $     58.10

                                                           --------------------------
            Paciencia Cash Operating Cost per tonne        Three Months  Nine Months
             processed                                            Ended        Ended
                                                              September    September
                                                               30, 2009     30, 2009
                                                           --------------------------
            Production costs                                $ 8,076,000  $23,657,000
            Change in inventory(2)                              286,000   (1,101,000)
            Operational cost of gold produced(3)              8,362,000   22,556,000
              divided by
            Tonnes processed                                    167,000      467,000
              equals
            Cost per tonne processed                        $     50.10  $     48.30

                                                           --------------------------
            Sabara Cash Operating Cost per tonne           Three Months  Nine Months
             processed                                            Ended        Ended
                                                              September    September
                                                               30, 2009     30, 2009
                                                           --------------------------
            Production cost                                 $   832,000  $ 3,421,000
            Change in inventory(2)                              348,000      719,000
            Operational cost of gold produced(3)              1,180,000    4,140,000
              divided by
            Tonnes processed                                     35,000      169,000
              equals
            Cost per tonne processed                        $     33.70  $     24.50

                                                           --------------------------
            Summary of Cash Operating Cost per oz of gold  Three Months  Nine Months
             produced                                             Ended        Ended
                                                              September    September
                                                               30, 2009     30, 2009
                                                           --------------------------
            Production costs per statement of operations(1) $17,294,000  $50,811,000
            Change in inventory(2)                            1,461,000      343,000
            Operational cost of gold produced(3)             18,755,000   51,154,000
              divided by
            Gold produced (oz)                                   41,585      115,211
              equals
            Cost per oz of gold produced                    $       451  $       444

                                                           --------------------------
            Turmalina Plant Cash Operating Cost per oz     Three Months  Nine Months
             produced                                             Ended        Ended
                                                              September    September
                                                               30, 2009     30, 2009
                                                           --------------------------
            Production costs                                $ 8,386,000  $23,733,000
            Change in inventory(2)                              762,000      (36,000)
            Operational cost of gold produced(3)              9,148,000   23,697,000
              divided by
            Gold produced (oz)                                   22,250       60,887
              equals
            Cost per oz of gold produced                    $       411  $      389

                                                           --------------------------
            Paciencia Plant Cash Operating Cost per oz     Three Months  Nine Months
             produced                                             Ended        Ended
                                                              September    September
                                                               30, 2009     30, 2009
                                                           --------------------------
            Production costs                                $ 8,076,000  $23,657,000
            Change in inventory(2)                              317,000     (526,000)
            Operational cost of gold produced(3)              8,393,000   23,131,000
              divided by
            Gold produced (oz)                                   17,927       47,965
              equals
            Cost per oz of gold produced                    $       468  $       482

                                                           --------------------------
            Sabara Cash Operating Cost per oz              Three Months  Nine Months
             produced                                             Ended        Ended
                                                              September    September
                                                               30, 2009     30, 2009
                                                           --------------------------
            Production costs                                $   832,000  $ 3,421,000
            Change in inventory(2)                              382,000      905,000
            Operational cost of gold produced(3)              1,214,000    4,326,000
              divided by
            Gold produced (oz)                                    1,408        6,359
              equals
            Cost per oz of gold produced                    $       860  $       680

            (1) Production costs do not include cost of goods sold adjustment of approximately $439,000 for the three months ended September 30, 2009 and $2.6 million for the nine months ended September 30, 2009.

            (2) Under the Company's revenue recognition policy, revenue is recognized when legal title passes. Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.

            (3) The basis for calculating cost per ounce produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.

            The following tables are included in Jaguar's audited financial statements as filed on SEDAR and EDGAR. Readers should refer to those filings for the associated footnotes which are an integral part of the tables.

            Interim Consolidated Balance Sheets
            (Expressed in thousands of U.S. dollars)

            -------------------------------------------------------------------------
                                                           September 30, December 31,
                                                                   2009         2008
            -------------------------------------------------------------------------
                                                             (unaudited)
            Assets
            Current assets:
              Cash and cash equivalents                     $   225,582  $    20,560
              Short-term investments                              5,625            -
              Inventory                                          31,103       19,946
              Prepaid expenses and sundry assets                 10,721        5,351
              Unrealized foreign exchange gains                   1,108            -
            -------------------------------------------------------------------------
                                                                274,139       45,857

              Prepaid expenses and sundry assets                 46,709       26,164
              Net smelter royalty                                 1,006        1,006
              Restricted cash                                       107        3,106
              Property, plant and equipment                     182,040      148,422
              Mineral exploration projects                       79,522       79,279

            -------------------------------------------------------------------------
                                                            $   583,523  $   303,834
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Liabilities and Shareholders' Equity
            Current liabilities:
              Accounts payable and accrued liabilities      $    23,451  $    13,416
              Notes payable                                      76,695        4,319
              Income taxes payable                               13,359        8,626
              Asset retirement obligations                        1,120        1,337
              Unrealized foreign exchange losses                      -        2,421
            -------------------------------------------------------------------------
                                                                114,625       30,119

              Deferred compensation liabilities                   4,764          434
              Notes payable                                     124,908       69,729
              Future income taxes                                 3,540            -
              Asset retirement obligations                        7,300        6,828
            -------------------------------------------------------------------------
              Total liabilities                                 255,137      107,110

            Shareholders' equity
              Common shares                                     316,854      245,067
              Stock options                                      16,641       19,059
              Contributed surplus                                42,071        1,167
              Deficit                                           (47,180)     (68,569)
            -------------------------------------------------------------------------
                                                                328,386      196,724
              Commitments
              Subsequent events
            -------------------------------------------------------------------------
                                                            $   583,523  $   303,834
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Interim Consolidated Statements of Operations and Comprehensive Income
            (Expressed in thousands of U.S. dollars, except per share amounts)

            (unaudited)

            -------------------------------------------------------------------------
                                 Three Months Three Months  Nine Months  Nine Months
                                        Ended        Ended        Ended        Ended
                                    September    September    September    September
                                     30, 2009     30, 2008     30, 2009     30, 2008
            -------------------------------------------------------------------------

            Gold sales               $ 35,165     $ 25,799     $101,236     $ 65,783
            Production costs          (17,733)     (15,621)     (53,384)     (37,762)
            Stock-based compensation     (180)           -         (362)           -
            Depletion and
             amortization              (5,437)      (3,277)     (15,272)      (7,770)
            -------------------------------------------------------------------------
            Gross profit               11,815        6,901       32,218       20,251
            -------------------------------------------------------------------------

            Operating expenses:
              Exploration                 547          800        1,877        2,648
              Stock-based
               compensation             1,762          205        3,845          698
              Administration            2,798        3,227       10,618        9,142
              Management fees             481          180        1,283          554
              Amortization                121           73          338          180
              Accretion expense           192          174          572          309
              Other                       596          298        1,491          715
            -------------------------------------------------------------------------
              Total operating
               expenses                 6,497        4,957       20,024       14,246
            -------------------------------------------------------------------------

            Income before the
             following                  5,318        1,944       12,194        6,005
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Loss on forward
             derivatives                    -            -            -          318
            Loss (gain) on forward
             foreign exchange
             derivatives               (1,108)       1,489       (1,935)         (95)
            Foreign exchange
             loss (gain)               (3,080)       5,189      (16,072)      (2,749)
            Interest expense            1,525        2,934        6,388       10,091
            Interest income            (1,047)        (758)      (2,797)      (3,459)
            Gain on disposition
             of property                 (542)           -       (1,456)           -
            Other non-operating
             expenses (recovery)         (596)          83          145         (287)
            -------------------------------------------------------------------------
            Total other expenses
             (recoveries)              (4,848)       8,937      (15,727)       3,819

            Income (loss) before
             income taxes              10,166       (6,993)      27,921        2,186
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Income taxes
              Current income taxes      2,202          813        2,992        5,034
              Future income taxes
               (recovery)               1,058       (6,505)       3,540       (2,034)
            -------------------------------------------------------------------------
            Total income taxes          3,260       (5,692)       6,532        3,000
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            Net income (loss) and
             comprehensive income
             (loss) for the period      6,906       (1,301)      21,389         (814)
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Basic net income
             (loss) per share        $   0.09     $  (0.02)    $   0.29     $  (0.01)
            Diluted net income
             (loss) per share        $   0.09     $  (0.02)    $   0.28     $  (0.01)

            Weighted average
             number of common
             shares outstanding
             - Basic               78,173,757   64,035,732   74,952,395   62,548,196
            Weighted average
             number of common
             shares outstanding
             - Diluted             80,736,853   64,035,732   76,595,985   62,548,196

            Interim Consolidated Statements of Cash Flows
            (Expressed in thousands of U.S. dollars)

            (unaudited)

            -------------------------------------------------------------------------
                                 Three Months Three Months  Nine Months  Nine Months
                                        Ended        Ended        Ended        Ended
                                    September    September    September    September
                                     30, 2009     30, 2008     30, 2009     30, 2008
            -------------------------------------------------------------------------

            Cash provided by (used in):
              Operating activities:
                Net income (loss)
                 and comprehensive
                 income (loss)       $  6,906     $ (1,301)    $ 21,389     $   (814)
                Items not involving
                 cash:
                  Unrealized foreign
                   exchange loss
                   (gain)                 363        5,502       (8,302)       3,807
                  Stock-based
                   compensation         1,942          205        4,207          698
                  Non-cash interest
                   expense
                   (recovery)            (894)         605          150        2,584
                  Accretion expense       192          174          572          309
                  Future income
                   taxes (recovery)     1,058       (6,505)       3,540       (2,034)
                  Depletion and
                   amortization         5,558        3,277       15,610        7,770
                  Amortization of
                   net smelter
                   royalty                  -           62            -          219
                  Unrealized loss
                   (gain) on
                   foreign exchange
                   contracts           (1,108)       2,113       (3,529)       2,456
                Reclamation
                 expenditure              (34)           -         (317)           -
            -------------------------------------------------------------------------
                                       13,983        4,132       33,320       14,995

              Change in non-cash
               operating working
               capital
                  Accounts receivable       -        7,800            -            -
                  Inventory            (4,476)      (1,702)      (7,640)      (4,072)
                  Prepaid expenses
                   and sundry assets   (5,066)      (4,982)      (9,945)     (13,121)
                  Accounts payable
                   and accrued
                   liabilities          5,406        1,494       10,265        2,350
                  Current taxes
                   payable              3,017          811        4,734        3,976
            -------------------------------------------------------------------------
                                       12,864        7,553       30,734        4,128
              Financing activities:
                  Issuance of common
                   shares, special
                   warrants and
                   warrants, net       44,271            -      107,963      105,803
                  Decrease in
                   restricted cash      3,000            -        2,998           (3)
                  Shares purchased
                   for cancellation         -       (2,939)           -       (6,381)
                  Settlement of
                   forward
                   derivatives              -            -            -      (14,500)
                  Repayment of debt      (152)      (2,242)      (2,712)     (17,108)
                  Increase in debt    118,328           63      118,328        4,002
            -------------------------------------------------------------------------
                                      165,447       (5,118)     226,577       71,813

              Investing activities
                  Short term
                   investments         (5,625)           -       (5,625)           -
                  Mineral
                   exploration
                   projects            (8,475)      (9,386)     (15,583)     (31,779)
                  Purchase of
                   property, plant
                   and equipment      (18,808)     (10,387)     (37,348)     (43,614)
            -------------------------------------------------------------------------
                                      (32,908)     (19,773)     (58,556)     (75,393)

            Effect of foreign
             exchange on non-U.S.
             dollar denominated cash
             and cash equivalents         959       (2,841)       6,267       (5,163)
            Increase (decrease) in
             cash and cash
             equivalents              146,362      (20,179)     205,022       (4,615)
            Cash and cash
             equivalents,
             beginning of period       79,220       61,275       20,560       45,711
            -------------------------------------------------------------------------
            Cash and cash
             equivalents,
             end of period           $225,582     $ 41,096     $225,582     $ 41,096
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Conference Call Details

            The Company will hold a conference call tomorrow, November 10 at 10:00
a.m. ET, to discuss the results.

                   From North America:        800-218-5691
                   International:             213-416-2192
                   Replay:
                   From North America:        800-675-9924
                   International:             213-416-2185
                   Replay ID:                 111009
                   Webcast:                   www.jaguarmining.com
            >>

            A presentation will be available prior to the call on the Company's homepage at www.jaguarmining.com.

            About Jaguar Mining

            Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its
93,000-acre land base in Minas Gerais and on an additional 182,000 acres in the state of Ceara in the Northeast of Brazil through a joint venture. The
Company has no gold hedges in place thereby providing the leverage to gold prices directly to its investors. Additional information is available on the
Company's website at www.jaguarmining.com.

            Forward Looking Statements

            Certain statements in this press release constitute "Forward-Looking
Statements" within the meaning of the U.S. Private Securities Litigation
Reform Act of 1995 and Canadian securities legislation. This press release contains Forward-Looking Statements, including statements concerning steadily gain of the Company's financial performance, including operating cash flow and earnings. Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast", "is targeted", "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual timing of commissioning, completion dates or use of proceeds to be materially different from any future results or performance expressed or implied by the
Forward-Looking Statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. These forward-looking statements represent the Company's views as of the date hereof. Subsequent events and developments could cause the Company's views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and
"RISK FACTORS" in the Company's Annual Information Form for the year ended
December 31, 2008 filed on System for Electronic Document Analysis and
Retrieval and available at http://www.sedar.com and the Company's Annual
Report on Form 40-F for the year ended December 31, 2008 filed with the United
States Securities and Exchange Commission and available at www.edgar.com.

            %CIK: 0001333849

            /For further information: Investors and analysts: Bob Zwerneman, Vice
President Corporate Development and Director of Investor Relations, (603)
224-4800, bobz(at)jaguarmining.com; Media inquiries: Valeria Rezende DioDato,
Director of Communication, (603) 224-4800, valeria(at)jaguarmining.com/
            (JAG.NT. JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 16:05e 09-NOV-09